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                                     EXHIBIT 4.3a


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                          ANCHOR PACIFIC UNDERWRITERS, INC.


December 29,1995


To Our Valued Shareholders and Friends


Since the last communication to you regarding Anchor Underwriters, Inc., additional progress has been made during this, our first year as a new public company. The following will give you some idea of how things are going.

In the last update (July '95) we referred to an adjustment to the price paid for one our 1994 purchase transactions which would return to the Company 248,000 shares of Anchor Pacific stock. This settlement has since been finalized, the stock returned, and the adjustment made to our Balance Sheet.

Merger and acquisition activity continues to reflect a number of very promisisng possibilities. Letters of intent have been presented to two potential acquisitions. Closure of one transaction may occur early in 1996, assuming we remain on schedule. Each business will complement the present Anchor Pacific spectrum of services and each has operated at a profit and carries no debt. These transactions, if completed, should add value to the Company.

The convertible Subordinated Debenture we outlined in our earlier leter has sold reasonably well. The Board of Directors has decided to close the offfering at year end. Currently, we reflect nearly $1,000,000 as sold, or committed, with very little remaining available for purchase. The Debenture carries a 2 year term, a 10% coupon and converts into Anchor Pacific stock at $1.35 per share, first year and $1.65 in the second year. It has been well supported and management is pleased. The proceeds will be used for working capital and fund growth.

Other than our pending acquisition activity, the best news we have to report is that the Company has settled the pending lawsuit referred to in our 1994 10K. The footnote in our year-end report indicated that pending litigation involving Putnam, Knudsen & Wieking, Inc., (our 1994 property and casualty acquisition), represent a $1.5 Million potential exposure. We are very pleased to report the case has settled and the Company's cost will be $50,000, plus expenses. Great news, and the last of the issues we have had to resolve involving the PKW transaction.

Financial performance this year has been "spotty," some profitable months, some not. However, we have costs under control and revenues appear to be tracking within a reasonable range to budget, considering market conditions. Management continues to be optimistic about the future of our businesses and feels we are on course with regard to our short and long-term goals for 1996 and beyond.

Finally, notice is hereby given that, by order of the Board of Directors of Anchor Pacific, the Warrants originally issued in January, 1995 to the former shareholders of System Industries, Inc. for a term of one (1) year, HAVE BEEN EXTENDED AND MAY BE EXERCISED UP TO JANUARY 6, 1997. Each Warrant now entitles warrantholders the right to purchase one (1) share of Anchor Underwriters, Inc. common stock, for each share of Anchor Pacific Underwriters, Inc. originally issued, at a price of $3.00 per share.


Please give us a call if you would like to discuss any of the above.

Sincerely,

/s/ James R. Dunathan
James R. Dunathan
President
Chief Executive Officer